VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

November 15, 2022

Re:	Nuvus Gro Corp
Amendment No. 2 to Preliminary Offering Statement on Form 1-A
File No. 024-12048

Ladies and Gentlemen:

On behalf of Nuvus Gro Corp (the “Company”), I hereby request withdrawal of the request for qualification letter filed Monday November 14, 2022.

Sincerely,

/s/ Jake P. Noch

Jake P. Noch

Director and Chief Executive Officer

Nuvus Gro Corp